January 20, 2006
Mr. Jay Webb
Mail Stop 6010
Securities and Exchange Commission
450 — 5th Street NW
Washington, D. C. 20549

Re:	Medtronic, Inc. Form 10-K for the year ended April 29, 2005 Filed June 29, 2005 File No. 001-7707
Dear Mr. Webb:
     As a result of our recent phone calls with Ms. Julie Sherman and yourself, Medtronic, Inc. (the “Company”) would like to revise its responses filed on December 23, 2005 to Questions raised in your letter dated December 14, 2005. In particular, the Company would like to revise its responses to Question 1 and the first bullet point of Question 3. We believe that other comments raised in your letter dated December 14, 2005 have been addressed by our prior response filed on December 23, 2005.
Consolidated Financial Statements, Note 3, Special and IPR&D Charges, page 52
1.	We noted that you classified certain litigation costs as “special charges” in your income statement. In addition, we noted that you state that these “charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on income from continuing operations.” Please tell us why you believe litigation costs incurred in the ordinary course of your business are considered “special charges.” Litigation costs are normally considered an ordinary cost of business and are not considered to be special charges. Please also tell us why you refer to these charges as non-recurring, when it appears you have recorded special charges in each of the last three years. We may have further comments after reviewing your response. Revise your descriptions of these costs in future filings as necessary based on our comment.

Response:

As clarified with Ms. Sherman, those selected litigation costs previously identified as “special charges” were limited to only those charges recorded by the Company in connection with either settlements or judgments resulting from material litigation that

Mr. Jay Webb
January 20, 2006

was comprised of unique facts and circumstances and that were unlikely to recur with similar materiality or impact on the Company’s continuing operations. In future filings, the Company will separately describe these costs so that they are not classified as “Special Charges.” Rather, litigation charges recorded in connection with settlement or judgments arising out of future material litigation will be classified as “Certain Litigation.” The Company does not believe that litigation costs incurred in the ordinary course of business are “special charges.”
Form 8-K dated November 16, 2005
3.	With respect to the non-GAAP disclosures, please respond to the following:
•	We note that your reconciliation of the non-GAAP information as required by Regulation G is in the form of a statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K. If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. These disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

Response:

As we indicated during our prior conversations, Company management believes and continues to believe that the presentation of the reconciliation in an income statement format provides both transparency and the basis for comprehensive investor understanding of the reconciled items in relation to other items in the income statement. Based on our review of the alternative methods we believe, as noted above, the income statement format is compliant and we have revised our sample disclosure to include, for each non-GAAP measure, a separate footnote that provides the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Regulation G. Our intention is to make similarly detailed disclosures for each affected item on any reconciling income statement in future filings in compliance with Item 10(e)(1)(i) and Regulation G. A revised full sample of our proposed disclosure, which will include a GAAP statement of operations prior to our non-GAAP reconciliation, based upon our Form 8-K dated November 16, 2005 is attached to this letter for your review.

Mr. Jay Webb
January 20, 2006

     If you have any questions regarding these matters, please contact me (763-505-2770) or, in my absence, Thomas Tefft, Vice President and Corporate Controller (763-505-1510).
Sincerely,
/s/ Gary L. Ellis
Gary L. Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604
Phone: (763) 505-2770
Fax: (763) 572-5474
E-Mail: gary.l.ellis@medtronic.com
cc: Julie Sherman

MEDTRONIC, INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in millions, except per share data)

	Three months ended		Six months ended
	October 28, 2005	October 29, 2004	October 28, 2005	October 29, 2004

Net sales	$2,765.4	$2,399.8	$5,455.8	$4,745.9

Costs and expenses:
Cost of products sold	694.8	584.8	1,348.6	1,135.1
Research and development expense	275.4	232.7	538.6	462.4
Selling, general, and administrative expense	903.2	772.0	1,785.6	1,541.7
Special charges	100.0	—	100.0	—
Purchased in-process research and development (IPR&D)	—	—	363.8	—
Other expense, net	40.5	62.9	91.5	117.5
Interest income	(13.4)	(7.1)	(28.8)	(11.4)

Total costs and expenses	2,000.5	1,645.3	4,199.3	3,245.3

Earnings (loss) before income taxes	764.9	754.5	1,256.5	1,500.6

Provision for income taxes	(51.6)	218.8	119.4	435.2

Net earnings	$816.5	$535.7	$1,137.1	$1,065.4

Earnings (loss) per share:
Basic	$0.68	$0.44	$0.94	$0.88

Diluted	$0.67	$0.44	$0.93	$0.87

Weighted average shares outstanding:
Basic	1,208.6	1,209.5	1,209.6	1,209.3
Diluted	1,222.5	1,221.4	1,222.4	1,221.2

MEDTRONIC, INC.
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
(Unaudited)
(in millions, except per share data)
     SAMPLE

	Three months ended			Three months ended
	October 28, 2005			October 29, 2004
	U.S. GAAP		Adjusted	U.S. GAAP
	As Reported	Adjustments	Earnings	As Reported

Net sales	$2,765.4	$—	$2,765.4	$2,399.8

Costs and expenses:
Cost of products sold	694.8	—	694.8	584.8
Research and development expense	275.4	—	275.4	232.7
Selling, general, and administrative expense	903.2	—	903.2	772.0
Special charges (1)	100.0	100.0	—	—
Other expense, net	40.5	—	40.5	62.9
Interest income	(13.4)	—	(13.4)	(7.1)

Total costs and expenses (2)	2,000.5	100.0	1,900.5	1,645.3

Earnings (loss) before income taxes (3)	764.9	(100.0)	864.9	754.5

Provision for income taxes (4)	(51.6)	(259.4)	207.8	218.8

Net earnings (5)	$816.5	$159.4	$657.1	$535.7

Earnings (loss) per share:
Basic (6)	$0.68	$0.13	$0.54	$0.44

Diluted (7)	$0.67	$0.13	$0.54	$0.44

Weighted average shares outstanding:
Basic	1,208.6		1,208.6	1,209.5
Diluted	1,222.5		1,222.5	1,221.4
(1) The $100.0 million special charge represents a pre-tax charitable donation made to The Medtronic Foundation. In addition to disclosing special charges that are determined in accordance with U.S. generally accepted accounting principles (GAAP), Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of excluding this donation. The Company has not made a similar contribution to The Medtronic Foundation since fiscal year 2002. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates this donation when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(2) In addition to disclosing total costs and expenses that are determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge referred to in footnote (1) above. This special charge resulted in total costs and expenses that were higher than would have been incurred absent this special charge. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates this special charge when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(3) In addition to disclosing earnings (loss) before income taxes that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge referred to in footnote (1) above. This special charge resulted in earnings (loss) before income taxes that were lower than would have been incurred absent this special charge. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates this special charge when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(4) The $259.4 million tax adjustments represent a $225.0 million tax benefit associated with the reversal of reserves resulting from favorable agreements reached with the IRS involving the review of fiscal years 1997 through 2002 domestic income tax returns and the $34.4 million tax effect of the charitable donation described in footnote (1) above. In addition to disclosing provision for income taxes that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of excluding these tax adjustments. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations, specifically the effective tax rate. Medtronic management eliminates these tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(5) In addition to disclosing net earnings that are determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge and tax adjustments outlined in footnotes (1) and (4). The special charge and tax adjustments resulted in net earnings that were higher than would have been incurred absent these items. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge and tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(6) In addition to disclosing basic earnings per share that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge and tax adjustments outlined in footnotes (1) and (4). These items resulted in basic earnings per share that was higher than would have been incurred absent these items. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge and tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(7) In addition to disclosing diluted earnings per share that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge and tax adjustments outlined in footnotes (1) and (4). These items resulted in diluted earnings per share that was higher than would have been incurred absent these items. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge and tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.

MEDTRONIC, INC.
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
(Unaudited)
(in millions, except per share data)
     SAMPLE

	Six months ended			Six months ended
	October 28, 2005			October 29, 2004
	U.S. GAAP		Adjusted	U.S. GAAP
	As Reported	Adjustments	Earnings	As Reported

Net sales	$5,455.8	$—	$5,455.8	$4,745.9

Costs and expenses:
Cost of products sold	1,348.6	—	1,348.6	1,135.1
Research and development expense	538.6	—	538.6	462.4
Selling, general, and administrative expense	1,785.6	—	1,785.6	1,541.7
Special charges (1)	100.0	100.0	—	—
Purchased in-process research and development (IPR&D) (2)	363.8	363.8	—	—
Other expense	91.5	—	91.5	117.5
Interest income	(28.8)	—	(28.8)	(11.4)

Total costs and expenses (3)	4,199.3	463.8	3,735.5	3,245.3

Earnings (loss) before income taxes (4)	1,256.5	(463.8)	1,720.3	1,500.6

Provision for income taxes (5)	119.4	(327.9)	447.3	435.2

Net earnings (loss) (6)	$1,137.1	$(135.9)	$1,273.0	$1,065.4

Earnings (loss) per share:
Basic (7)	$0.94	$(0.11)	$1.05	$0.88

Diluted (8)	$0.93	$(0.11)	$1.04	$0.87

Weighted average shares outstanding:
Basic	1,209.6		1,209.6	1,209.3
Diluted	1,222.4		1,222.4	1,221.2
(1) The $100.0 million special charge represents a pre-tax charitable donation made to The Medtronic Foundation. In addition to disclosing special charges that are determined in accordance with U.S. generally accepted accounting principles (GAAP), Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of excluding this donation. The Company has not made a similar contribution to The Medtronic Foundation since fiscal year 2002. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates this donation when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(2) The $363.8 million IPR&D charge represents the cumulative impact of a pre-tax charge of $168.7 million related to a technology acquired through the purchase of Transneuronix, Inc. that had not yet reached technological feasability and had no future alternative use, $175.1 million related to the purchase of spinal technology based devices owned by Gary K. Michelson, M.D. and Karlin Technology, Inc. that had not yet reached technological feasability and had no future alternative use, and $20.0 million related to a cross-licensing agreement with NeuroPace, Inc. for patent and patent applications on products that had not yet reached technological feasability and had no future alternative use, collectively the IPR&D charges. In addition to disclosing IPR&D that is determined in accordance with GAAP, Medtronic managment believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of excluding these IPR&D charges. These IPR&D charges resulted from facts and circumstances that vary in frequency and/or impact on continuing operations. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates these IPR&D charges when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(3) In addition to disclosing total costs and expenses that are determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge and IPR&D charges referred to in footnotes (1) and (2) above. The special charge and IPR&D charges resulted in total costs and expenses that were higher than would have been incurred absent the special charge and IPR&D charges. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge and IPR&D charges when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(4) In addition to disclosing earnings (loss) before income taxes that are determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge and IPR&D charges referred to in footnotes (1) and (2) above. The special charge and IPR&D charges resulted in earnings (loss) before income taxes that were lower than would have been incurred absent the special charge and IPR&D charges. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates this special charge when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(5) The $327.9 million tax adjustment represents a $225.0 million tax benefit associated with the reversal of reserves resulting from favorable agreements reached with the IRS involving the review of fiscal years 1997 through 2002 domestic income tax returns, the $34.4 million tax effect of the charitable contribution described in footnote (1) above and the $68.5 million tax benefit associated with the IPR&D charges described in footnote (2) above. In addition to disclosing provision for income taxes that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of excluding these tax adjustments. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations, specifically the effective tax rate. Medtronic management eliminates these tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(6) In addition to disclosing net earnings (loss) that are determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge, IPR&D charges and tax adjustments outlined in footnotes (1), (2) and (5), respectively. The special charge, IPR&D charges and tax adjustments resulted in net earnings (loss) that were lower than would have been incurred absent the special charge, IPR&D charges and tax adjustments. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge, IPR&D charges and tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.

(7) In addition to disclosing basic earnings (loss) per share that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge, IPR&D charges and tax adjustments outlined in footnotes (1), (2) and (5), respectively. The special charge, IPR&D charges and tax adjustments resulted in basic earnings (loss) per share that was lower than would have been incurred absent the special charge, IPR&D charges and tax adjustments. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge, IPR&D charges and tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.
(8) In addition to disclosing diluted earnings (loss) per share that is determined in accordance with GAAP, Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the special charge, IPR&D charges and tax adjustments outlined in footnotes (1), (2) and (5), respectively. The special charge, IPR&D charges and tax adjustments resulted in diluted earnings (loss) per share that was lower than would have been incurred absent the special charge, IPR&D charges and tax adjustments. Management believes that this non-GAAP financial measure provides useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period over period comparisons of such operations. Medtronic management eliminates the special charge, IPR&D charges and tax adjustments when evaluating the operating performance of the Company. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.